

Mail Stop 3030

January 9, 2017

Via E-mail
Darin G. Billerbeck
Chief Executive Officer
Lattice Semiconductor Corporation
111 SW Fifth Ave., Ste 700
Portland, Oregon 97204

>   **Re: Lattice Semiconductor Corporation**
>   **Amendment No. 1 to Preliminary Proxy on Schedule 14A**
>   **Filed December 28, 2016**
>   **File No. 000-18032**

Dear Mr. Billerbeck:

We have limited our review of your amended preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our December 22, 2016 letter.

Financing of the Merger, page 83

1.   Your revisions added in response to prior comment 1 imply that CVC, the large Chinese investment fund, is the source of funds for the transaction. If that is correct, please revise for clarity. If that is not correct, please revise to clarify the source of funds.

Regulatory Approvals Required for the Merger, page 92

2.   Please expand your revisions in response to prior comment 2 to clarify why CFIUS may prevent or limit approval of the transaction. For example, we note your added disclosure regarding CFIUS determining the presence or absence of national security concerns. However, it is unclear from your disclosure why national security concerns are or are not present.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Thomas J. Ivey, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP